Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Entree Gold Announces Option Agreement in Yerington District with Bronco
     Creek Exploration

     VANCOUVER, Sept. 25 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE Amex:EGI;
Frankfurt:EKA - "Entree" or the "Company") announces that the Company has entered into an agreement with Bronco Creek Exploration Inc. ("Bronco Creek"), a private exploration company based in Arizona, to explore for and develop porphyry copper targets in the Yerington district of western Nevada. Bronco
Creek has assembled a land package of 214 claims covering over 1,760 hectares
(4,350 acres) known as the Roulette Property. The Roulette Property adjoins and is directly south of the Blackjack Property currently under option with
HoneyBadger Exploration Inc. (TSX.V:TUF - "HoneyBadger").
     Greg Crowe, Entree's President and CEO commented, "Our agreement with
Bronco Creek on the Roulette Property represents a strategic addition to
Entree's existing holdings in the area. Targets to be tested on the Blackjack
Property could extend southward onto Roulette. The Yerington area has received limited attention since the 1980's, when Anaconda last mined the Yerington copper deposit. However, recent work has demonstrated the potential of this camp to host additional sizeable copper-gold resources. Entree is looking forward to working with Bronco Creek and HoneyBadger on exploration efforts in the coming months."
     Under the terms of the agreement with Bronco Creek, Entree may acquire an
80% interest in the Roulette Property by incurring expenditures of $1,000,000, making cash payments of US$140,000 and issuing 85,000 shares within three years. The minimum expenditure required in Year 1 is US$300,000, along with cash payments totaling US$90,000 and issuance of 72,500 shares. The agreement is subject to completion of due diligence and regulatory approval.
     Entree and Bronco Creek are planning an aggressive exploration program commencing in the fourth quarter 2009. This program will test numerous geological and geochemical targets along with anomalies defined by a recently completed high-definition airborne AirMt magnetotelluric survey.

     Foray in British Columbia

     Entree has reached an agreement with Taiga Consultants Ltd. to acquire the Crystal Property, located approximately 120 kilometres west-southwest of
Prince George, BC. The Crystal Property comprises ten contiguous claims covering almost 4,800 hectares. Entree may acquire 100% interest, subject to a
1% NSR royalty, in the Crystal Property after completing $500,000 in exploration expenditures. The agreement is subject to completion of due diligence and regulatory approval.
     Greg Crowe noted, "The Crystal Property is an early stage
molybdenum-copper prospect, but it covers a sizeable, strong geochemical anomaly that has never been tested. As this anomaly lies in an area of known molybdenum deposits, such as Thompson Creek's Endako Mine, Entree feels this potential acquisition represents a low cost entry into a molybdenum-copper camp that has generated significant interest."
     The Company plans to spend $50,000 in Q4 2009 to conduct prospecting, mapping, geochemical sampling and geophysical survey work to identify preliminary targets.
     These agreements further complement the Company's growing portfolio of copper-gold porphyry prospects in North America. Entree's strategy is to explore for large porphyry copper deposits, using the knowledge and experience gained by the technical team from working on projects in Mongolia and the
Americas.

     ABOUT ENTREE GOLD INC.

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. In North
America, the Company is exploring for porphyry-related copper systems in
Arizona and New Mexico under agreements with Empirical Discovery LLC, in
Nevada through option agreements with HoneyBadger Exploration Inc. and Bronco
Creek Exploration Inc. and in British Columbia through the agreement with
Taiga Consultants Ltd.
     The Company is a large landholder in Mongolia, where it holds three exploration licenses comprising the 179,590 hectare Lookout Hill property.
Lookout Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of
Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
     The Company continues to explore its large landholdings in Mongolia, including the coal discovery Nomkhon Bohr. Entree is also evaluating new opportunities throughout the region and elsewhere in Asia. Entree is exploring the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
     The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury in excess of C$40 million, the Company is well funded for future activities.
     Ivanhoe Mines and Rio Tinto are major shareholders of Entree, holding approximately 15% and 16% of issued and outstanding shares respectively.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271154

     /For further information: Monica Hamm - Manager, Investor Relations,
Entree Gold Inc., Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail:
mhamm(at)entreegold.com; Peter Oates - Investor Relations, Entree Gold Inc., Tel:
(604) 687-4777, Toll Free: (866) 368-7330, E-mail: poates(at)entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 17:15e 25-SEP-09